UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alphatec Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o LS Power Development, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Adam M. Turteltaub
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G102	Page 2 of 5 Pages

SCHEDULE 13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L-5 Healthcare Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,682,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,682,540(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,682,540(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.39% (2)
14		TYPE OF REPORTING PERSON OO

(1)  Represents 7,936,508 shares of Common Stock held by L-5 Healthcare Partners, LLC, plus 6,746,032 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the “Warrants”), held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon (i) 43,212,606 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 9, 2018, plus (ii) the shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 02081G102	Page 3 of 5 Pages

SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,682,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,682,540(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,682,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.39% (2)
14	TYPE OF REPORTING PERSON IN
(1)  Represents 7,936,508 shares of Common Stock held by L-5 Healthcare Partners, LLC, plus 6,746,032 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the “Warrants”), held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon (i) 43,212,606 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 9, 2018, plus (ii) the shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 02081G102	Page 4 of 5 Pages

The Schedule 13D filed with the Securities and Exchange Commission on March 16, 2018 (as previously amended, the "Schedule 13D") by (i) L-5 Healthcare Partners, LLC, a Delaware limited liability company (“L-5”), and (ii) Paul Segal, an individual with United States citizenship (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
10b5-1 Plan
On March 12, 2019, L-5 Healthcare Partners II, LLC, an affiliate of L-5 and an entity controlled by Mr. Segal, entered into a purchase plan with J.P. Morgan Securities LLC (“JPMS”) in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended (the “10b5-1 Plan”) for the purchase of shares of Common Stock for an aggregate purchase price of up to $2,550,000 during the period beginning on March 26, 2019 and ending on September 30, 2019. Purchases are subject to Securities and Exchange Commission regulations, as well as to certain market price, volume and timing conditions specified in the 10b5-1 Plan. All purchases under the 10b5-1 Plan are to be made at the discretion of JPMS and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. None of L-5, any of its affiliates or Mr. Segal has any control, influence or authority over purchases made pursuant to the 10b5-1 Plan. The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the 10b5-1 Plan, which is included as an Exhibit hereto and incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The information set forth in Item 4 is incorporated by reference.
Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby supplemented as follows:
Exhibit 10.6    Purchase Plan, dated as of March 12, 2019, by and between L-5 Healthcare Partners II, LLC and J.P. Morgan Securities

CUSIP No. 02081G102	Page 5 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 13, 2019

L-5 HEALTHCARE PARTNERS, LLC

By: /s/ Paul Segal
Name: Paul Segal
Title: President

/s/ Paul Segal
Paul Segal